SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 29, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Minutes of LM Ericsson Telephone Company, dated April 8, 2003, regarding Annual General Meeting (AGM) April 8, 2003.

TRANSLATION Minutes kept at the Annual General Meeting of Shareholders of Telefonaktiebolaget LM Ericsson Tuesday, April 8, 2003, beginning at 4.30 p.m. at the Globe Arena, Stockholm.

Present:

Shareholders according to the shareholders’ voting list, enclosure A.

§ 1

Michael Treschow, Chairman of the Board, opened the Annual General Meeting (AGM).

Claes Beyer was elected Chairman of the AGM.

It was recorded that Carl Olof Blomqvist had been appointed to take the Minutes of the AGM.

The AGM resolved to let four high school classes and representatives of the press and other media be present at the AGM but without being authorized to take photographs or make TV, video or tape recordings at the AGM and to approve the Company to record the AGM on video film and to take photos for internal use and to give media access to video recordings and photos from presentations made by the President and other company officers.

§ 2

The attached list of attending shareholders, representatives and assistants and of the shares and votes represented by shareholders and representatives was presented and approved to be valid as the voting list of the AGM, enclosure A,.

§ 3

The AGM resolved to approve the agenda proposed by the Board of Directors.

§ 4

Notice to the AGM had been published in Post- och Inrikes Tidningar, Dagens Nyheter and Svenska Dagbladet on March 10, 2003. Further, a condensed notice had been published in the Frankfurter Allgemeine Zeitung on March 10, in the Financial Times on March 11 and in La Tribune on March 12 pursuant to certain rules in Germany, UK and France. Further, with regard to item 17 of the agenda, written notice had been sent, during the period March 10 to 11, 2003, to those shareholders who were listed with a postal address in the share register dated February 25, 2003.

The AGM resolved that the meeting had been properly summoned.

§ 5

Peter Rudman and William af Sandeberg were appointed jointly with the Chairman to approve the Minutes of the AGM.

§ 6

The annual report and the consolidated balance sheet for 2002 and the auditors’ report for 2002, enclosure B, were presented.

Olof Herolf, Authorized Public Accountant, accounted for the audit work performed during 2002 and presented the contents of the auditors’ report. Sverker Martin-Löf, Chairman of the Audit Committee of the Board of Directors, accounted for the Committee work performed during 2002.

The President & CEO, Kurt Hellström, presented the Group’s market position and financial development.

Thereafter the President & CEO and the Chairman answered questions from the shareholders.

§ 7

The AGM resolved to approve the parent company income statement for 2002 and the parent company balance sheet as per December 31, 2002, as well as the consolidated income statement for 2002 and the consolidated balance sheet as per December 31, 2002.

With regard to the fact that the Chairman, Michael Treschow, in a group of major shareholders, had chaired a work aiming at reducing the voting difference between shares of series A and B and that it has been envisaged that the work would result in a proposal for leveling the voting difference prior to the AGM 2003, Thorwald Arvidsson requested that the company auditors should express their opinion on the work performed by the working group and motioned that the Chairman should not be discharged from liability for year 2002 as no proposal had been presented by the working group in due time prior to the AGM.

Olof Herolf, Authorized Public Accountant, stated that the assignment of the auditors comprises review of the annual report, the consolidated income statement and the management performed by the Board of Directors and the President, that the auditors had recommended the Board of Directors and the President be discharged from liability for year 2002, that the work aiming at reducing the voting difference between series of shares is a matter for the shareholders and falls outside the management of the company and also outside the auditors’ assignment and therefore, the auditors had not reviewed the work performed by the working group.

On the Chairman’s question, Arvidsson stated that he maintained his motion that the Chairman of the Board would not be discharged from liability.

The Chairman stated that the Company’s Act stipulates for not discharging the Chairman of the Board from liability pursuant to Arvidsson’s motion that holders of at least one tenth of all shares in the Company at the AGM vote against the motion to discharge from liability and that according to the voting list approved by the AGM, 31,845 per cent of all the company’s shares were represented at the AGM. In these circumstances, the Chairman proposed a voting procedure that the shareholders would be asked how they vote in the matter of discharging the Board of Directors and the President from liability in the order they were listed in the voting list and by this procedure, the Chairman would be able to establish whether holders of sufficient number of shares had voted against the motion to discharge the Board of Directors and the President from liability.

The AGM resolved to apply the voting procedure proposed by the Chairman.

Based on the fact that holders of 23,398 per cent of all the company’s shares and 73,47 per cent of all the shares represented at the AGM had voted in favor of the motion to discharge the Board of Directors and the President from liability, the Chairman concluded that Arvidsson’s motion was not supported by holders of at least one tenth of all the company’s shares and, as a consequence, the AGM had resolved to discharge the Board of Directors and the President from liability for the accounting year 2002.

Thorwald Arvidsson stated that he wished to register a reservation to the minutes.

According to the Board of Directors’ report, the Board of Directors and the President have proposed on the disposition of the non-restricted equity available for distribution, i.e. 14,401,459,586. The Board and the President had proposed no dividend be paid and the total amount, i.e. SEK 14,401,459,586 be carried forward to the new account.

The AGM resolved to approve the Board’s and the President’s proposal.

§ 8

The AGM resolved that the Board would consist of nine members and no deputy member elected by the meeting.

§ 9

After a presentation of the proposal for Board of Directors’ fee pursuant to the proposal in the notice to the AGM, some shareholders motioned against the proposal for an extra fee to the Chairman of the Board for year 2002 and 2003, respectively.

The AGM first resolved that the ordinary Board of Directors’ fee should remain unchanged, that is amount to maximum SEK 8,000,000, to be distributed by the Board among its members.

The Chairman stated that a valid resolution regarding extra fee to the Chairman of the Board requires simple majority, that is more than 50 per cent of votes cast, that the Chairman would first motion to the AGM the proposal for an extra fee of SEK 5,5 million to the Chairman of the Board for 2002 against a motion for the rejection of the proposal, then the Chairman would motion to the AGM the proposal for an extra fee of SEK 5,5 million to the Chairman of the Board for 2003 against a motion for the rejection of the proposal and further that the Chairman advised the shareholders, who had a dissenting opinion from the resolution passed by and who wished to have his/her dissenting opinion recorded in the minutes, should on the voting card write “item 9” along with a note on how he/she would vote on the two issues and that those shareholder should leave the voting card to any of the functionaries at the AGM.

The AGM resolved to apply the voting procedure proposed by the Chairman.

The AGM resolved in favor of the proposal for an extra fee to the Chairman of the Board of SEK 5,5 million for year 2002.

The AGM resolved in favor of the proposal for an extra fee to the Chairman of the Board of SEK 5,5 million for year 2003.

The shareholders, who wished to have his/her deviating meaning on the two issues recorded in the minutes according to the voting procedure resolved by the AGM, have been listed in enclosure C.

§ 10

Peter Bonfield, Sverker Martin-Löf, Eckhard Pfeiffer, Peter Sutherland, Lena Torell, Michael Treschow and Marcus Wallenberg were re-elected Directors of the Board and Arne Mårtensson and Carl-Henric Svanberg were elected Directors of the Board.

§ 11

The AGM resolved that the number of deputy auditors should be three.

§ 12

The AGM resolved that the fee to the auditors should be paid with regard to the auditing work performed, that is on account.

§ 13

Carl-Eric Bohlin and Thomas Thiel were re-elected statutory auditors and Bo Hjalmarsson was elected statutory auditor. Stefan Holmström and Jeanette Skoglund were re-elected deputy auditors and Peter Clemedtson was elected deputy auditor.

§ 14

Re-elected members of the Nomination Committee were Claes Dahlbäck, Investor; Anders Ek, Robur; Anders Nyrén, Industrivärden; Lars Otterbeck, Alecta; and Michael Treschow, convener and Chairman of the Committee.

§ 15

The AGM resolved in accordance with the Board’s proposal that had been presented in the notice to the meeting, enclosure D,

that the company shall have the right to transfer, prior to the Annual General Meeting 2004, a maximum of 30,491,465 shares of series B, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001. Transfer of the shares shall be affected at Stockholmsbörsen at a price, at each time, within the registered price interval for the share.

§ 16

The AGM resolved in accordance with the Boards’ proposal that had been presented in the notice to the meeting, enclosure E, to establish a stock purchase plan 2003 comprising 158 million shares of series B and, as a consequence hereof, to amend the Articles of Association, make a directed stock issue, authorize the Board to resolve on a directed offer to acquire shares and to transfer own stock.

Further, the AGM resolved to authorize the President to make the minor adjustments of the proposal for amendment of the Articles of Association as are deemed necessary in conjunction with the registration at the Swedish Patent and Registration Office.

It was recorded that the AGM stated the resolution to be unanimous.

§ 17

The AGM resolved against Einar Hellbom’s motion to grant A and B shares equal voting power.

§ 18

It was recorded that Markus Larsson, representative of Robert Österbergh at the AGM, withdrew the proposal noted in the notice to the AGM to establish an ethic code as the Company already has such a code.

The AGM resolved against Robert Österbergh’s proposals for

•	an independent ethical audit;

•	accounting of the Board members’ possible participation in lobby groups;

•	accounting of the Company’s possible contributions to lobby groups; and

•	accounting of possible contributions to foreign politicians or political parties.

§ 19

The Chairman thanked the participants of the AGM for their interest and closed the Meeting.

As above

Carl Olof Blomqvist

Approved:

Claes Beyer

William af Sandeberg

Peter Rudman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 29, 2003